Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30
	2012	2011

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$8,527	9,226
Distributions less than equity in earnings of affiliates	(251)	(286)
Fixed charges, excluding capitalized interest*	514	617

	$8,790	9,557

Fixed Charges
Interest and debt expense, excluding capitalized interest	$424	509
Capitalized interest	290	226
Interest portion of rental expense	31	31

	$745	766

Ratio of Earnings to Fixed Charges	11.8	12.5

*	Includes amortization of capitalized interest totaling approximately $59 million in 2012 and $77 million in 2011.